December 5, 2025

Steven Keller
Chief Financial Officer
Rush Enterprises, Inc.
555 IH 35 South
New Braunfels, TX 78130

       Re: Rush Enterprises, Inc.
           Form 10-K for Fiscal Year Ended December 31, 2024
           File No. 000-20797
Dear Steven Keller:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Trade &
Services